Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

Our earnings were insufficient to cover fixed charges for the years ended December 31, 2015 and 2014. The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2013, 2012 and 2011, and our deficiency of earnings available to cover fixed charges for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed charges
Interest expense		$—	$—	$—	$1,604
Interest portion of rental expense	31	18	21	27	31
Total fixed charges	$31	$18	$21	$27	$1,635

Earnings	$(368,088)	$(17,134)	$309,284	$196,349	$266,875
Fixed charges per above	(31)	(18)	(21)	(27)	(1,635)
	$(368,119)	$(17,152)	$309,263	$196,322	$265,240

Ratio of earnings to fixed charges	(11,875)	(953)	14,727	7,271	162
Deficiency of earnings available to cover fixed charges	$(368,150)	$(17,170)	$309,242	$196,295	$265,209